Exhibit 99.1

JOYY Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

Guangzhou, China, March 16, 2020 - JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media platform, today announced its unaudited financial results for the fourth quarter and full year of 2019.

Fourth Quarter 2019 Financial Highlights

•	Net revenues increased by 64.2% to RMB7,618.2 million (US$1,094.3 million) from RMB4,640.9 million in the corresponding period of 2018.
•	Net income attributable to controlling interest of JOYY Inc.[1] was RMB172.8 million (US$24.8 million), compared to RMB694.7 million in the corresponding period of 2018.
•	Non-GAAP net income attributable to controlling interest of JOYY Inc.[2] was RMB600.8 million (US$86.3 million), compared to RMB846.9 million in the corresponding period of 2018, primarily due to the impact of the consolidation of Bigo Inc (“Bigo”).

Full Year 2019 Highlights

•	Net revenues increased by 62.2% to RMB25,576.2 million (US$3,673.8 million) from RMB15,763.6 million in 2018.
•	Net income attributable to controlling interest of JOYY Inc. was RMB3,445.2 million (US$494.9 million), compared to RMB2,209.0 million in 2018.
•	Non-GAAP net income attributable to controlling interest of JOYY Inc. was RMB2,252.6 million (US$323.6 million), compared to RMB3,274.1 million in 2018.

Fourth Quarter 2019 Operational Highlights

•	Global average mobile MAUs[3] reached 485.2 million, among that 78.8% were from markets outside of China.

1 Net income attributable to controlling interest of JOYY Inc., is net income less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholder.

2 Non-GAAP net income attributable to controlling interest of JOYY Inc. is a non-GAAP financial measure, which is defined as net income attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain (loss) on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to RMB428.0 million (US$61.5 million) and RMB152.2 million in the fourth quarters of 2019 and 2018, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

3 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

•	Average mobile MAUs of Likee (formerly known as Like) increased by 208.3% to 115.3 million from 37.4 million in the corresponding period of 2018.
•	Average mobile MAUs of global live streaming services increased by 21.5% to 158.9 million from 130.8 million in the corresponding period of 2018, among that (i) 102.8 million were from China, including 41.2 million from YY, which increased by 3.8% year over year, and 61.6 million from Huya, which increased by 21.5% year over year; and (ii) 56.1 million were from outside of China, including 23.1 million from BIGO LIVE, which increased by 18.6% year over year, and 33.0 million from HAGO, which increased by 57.9% year over year.
•	Average mobile MAUs of imo was 211.0 million.
•	Total number of paying users[4] of YY increased by 9.8% to 4.5 million from 4.1 million in the corresponding period of 2018.
•	Total number of paying users of Huya increased by 5.9% to 5.1 million from 4.8 million in the corresponding period of 2018.

“We concluded 2019 with robust operating and financial performances in the fourth quarter, further demonstrating the success of our domestic and international businesses,” commented Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY. “During the quarter, we maintained our focus on the growth of our short-form video and live streaming products to fuel our dual growth engines. For Likee, our global short-form video platform, we continued to expand its geographic coverage, refine its content offerings, and augment its monetization capabilities. As a result, Likee’s total MAUs swelled to 115.3 million in the quarter, representing an increase of 208.3% on a yearly basis and 15.1% on a sequential basis. We also continued to expand our global live streaming ecosystem through BIGO Live, our flagship live streaming platform for international markets. Our persistence in cultivating BIGO Live’s operational efficiency, localization capabilities, and cultural sensitivity enabled the platform to achieve record growth in developed markets around the world in the quarter. Furthermore, HAGO, our casual-game-oriented social media platform, also maintained its healthy growth trajectory, as we continued to expand its game portfolio and innovate its social features to explore additional monetization opportunities.

In addition to our rapid expansion overseas, we also maintained our focus on serving YY Live’s community of loyal users to cement our leadership in China’s entertainment live streaming industry. The success of our 2019 YY Annual Awards once again demonstrated the strength and scale of our live streaming social media ecosystem in China. Moreover, as we continue to cultivate synergies across business segments, implement cutting-edge technology into our products, and cultivate our localization capabilities, we are also compounding the network effects of our product matrix and enhancing our ability to achieve sustainable growth.”

Mr. Bing Jin, Chief Financial Officer of JOYY, further commented, “During the fourth quarter of 2019, we generated a year-over-year net revenues growth rate of 64.2%, exceeding the high end of our previous guidance range. In terms of our global strategy, we are committed to continuous investment in user base expansion, content enrichment and technology innovation, while keeping rapid monetization progress in both live streaming and short-form video services. In response to the recent COVID-19 outbreak, we immediately leveraged our capabilities to contribute to our society’s efforts of rallying charitable support and uplifting people’s spirit. While we assess and monitor the financial impact of the outbreak in 2020, we are confident that our global footprint, diversified products matrix, and abundant cash reserve have positioned us to meet the challenges and seize the opportunities ahead.”

4 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

Fourth Quarter 2019 Financial Results

NET REVENUES

Net revenues increased by 64.2% to RMB7,618.2 million (US$1,094.3 million) in the fourth quarter of 2019 from RMB4,640.9 million in the corresponding period of 2018, primarily driven by an increase in live streaming revenues and the contribution from Bigo’s consolidation.

Live streaming revenues increased by 62.7% to RMB7,146.6 million (US$1,026.5 million) in the fourth quarter of 2019 from RMB4,391.4 million in the corresponding period of 2018, primarily attributable to (i) the continued live streaming revenues growth in YY and Huya segments, amounting to RMB5,507.8 million (US$791.1 million); and (ii) the contribution from the consolidation of Bigo segment, amounting to RMB1,638.7 million (US$235.4 million).

Other revenues increased by 89.0% to RMB471.6 million (US$67.7 million) in the fourth quarter of 2019 from RMB249.5 million in the corresponding period of 2018, primarily driven by the increase in advertising revenues from Huya and Bigo.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 69.3% to RMB5,101.0 million (US$732.7 million) in the fourth quarter of 2019 from RMB3,013.1 million in the corresponding period of 2018. Revenue-sharing fees and content costs increased to RMB3,727.4 million (US$535.4 million) in the fourth quarter of 2019 from RMB2,556.5 million in the corresponding period of 2018 as a result of the increase in live streaming revenues of the Company. Bandwidth costs increased to RMB505.0 million (US$72.5 million) in the fourth quarter of 2019 from RMB246.5 million in the corresponding period of 2018, as the overseas user base and time spent continued to expand following the Bigo consolidation.

Gross profit increased by 54.6% to RMB2,517.2 million (US$361.6 million) in the fourth quarter of 2019 from RMB1,627.9 million in the corresponding period of 2018. Gross margin was 33.0% in the fourth quarter of 2019, compared to 35.1% in the corresponding period of 2018. The gross margin contraction was primarily caused by the fact that Huya and Bigo segments had lower gross margins but contributed significantly greater portions of net revenues in the fourth quarter of 2019, compared to the corresponding period of 2018.

OPERATING INCOME

Operating expenses were RMB2,296.9 million (US$329.9 million) in the fourth quarter of 2019, compared to RMB931.2 million in the corresponding period of 2018. Among the operating expenses, sales and marketing expenses increased to RMB1,026.4 million (US$147.4 million) in the fourth quarter of 2019, primarily due to the Company’s increased efforts in sales and marketing activities in overseas markets and the impact of depreciation and amortization related to the Bigo consolidation. Research and development expenses increased to RMB802.3 million (US$115.2 million) in the fourth quarter of 2019, mostly due to the increase in salaries caused primarily by the consolidation of Bigo.

Operating income was RMB362.2 million (US$52.0 million) in the fourth quarter of 2019, compared to RMB718.6 million in the corresponding period of 2018. Operating margin was 4.8% in the fourth quarter of 2019, compared to 15.5% in the corresponding period of 2018, primarily due to the decrease in gross margin, the impact of depreciation and amortization related to the Bigo consolidation and other overseas expansion initiatives.

Non-GAAP operating income5 was RMB781.3 million (US$112.2 million) in the fourth quarter of 2019, compared to RMB888.5 million in the corresponding period of 2018. Non-GAAP operating margin6 was 10.3% in the fourth quarter of 2019, compared to 19.1% in the corresponding period of 2018.

NET INCOME

Net income attributable to controlling interest of JOYY Inc. was RMB172.8 million (US$24.8 million) in the fourth quarter of 2019, compared to RMB694.7 million in the corresponding period of 2018. Net margin was 2.3% in the fourth quarter of 2019, compared to 15.0% in the corresponding period of 2018. The high effective tax rate in the fourth quarter of 2019 was primarily due to the profit (loss) structure and the different effective tax rates of YY, Huya and Bigo segments. Particularly, the Company was not receiving as much benefit from losses incurred by Bigo as a majority of Bigo’s business was subject to a low applicable tax rate in its jurisdiction.

Non-GAAP net income attributable to controlling interest of JOYY Inc. was RMB600.8 million (US$86.3 million) in the fourth quarter of 2019, compared to RMB846.9 million in the corresponding period of 2018. Non-GAAP net margin7 was 7.9% in the fourth quarter of 2019, compared to 18.2% in the corresponding period of 2018.

5 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

7 Non-GAAP net margin is non-GAAP net income attributable to controlling interest of JOYY Inc. as a percentage of net revenues.

NET INCOME PER ADS

Diluted net income per ADS8 was RMB1.87 (US$0.27) in the fourth quarter of 2019, compared to RMB10.54 in the corresponding period of 2018.

Non-GAAP diluted net income per ADS9 was RMB6.70 (US$0.96) in the fourth quarter of 2019, compared to RMB13.03 in the corresponding period of 2018.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of RMB26,944.5 million (US$3,870.3 million). For the fourth quarter of 2019, net cash from operating activities was RMB1,788.1 million (US$256.8 million).

SHARES OUTSTANDING

As of December 31, 2019, the Company had a total of 1,619.7 million common shares, or the equivalent of 81.0 million ADSs, outstanding.

Full Year 2019 Financial Results

Net revenues for the full year of 2019 increased by 62.2% to RMB25,576.2 million (US$3,673.8 million) from RMB15,763.6 million in 2018, primarily driven by a 61.5% year-over-year increase in live streaming revenues.

Net income attributable to controlling interest of JOYY Inc. for the full year of 2019 increased by 56.0% to RMB3,445.2 million (US$494.9 million) from RMB2,209.0 million in 2018. Net margin for the full year of 2019 was 13.5%, compared to 14.0% in 2018.

8 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of JOYY Inc. divided by weighted average number of diluted ADS.

9 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Non-GAAP net income attributable to controlling interest of JOYY Inc. for the full year of 2019 was RMB2,252.6 (US$323.6 million), compared to RMB3,274.1 million in 2018. Non-GAAP net margin for the full year of 2019 was 8.8%, compared to 20.8% in 2018.

Diluted net income per ADS for the full year of 2019 increased by 69.5% to RMB43.01 (US$6.18) from RMB25.38 in 2018. Non-GAAP diluted net income per ADS was RMB27.11 (US$3.89) in 2019, compared to RMB50.07 in the corresponding period of 2018.

For the full year of 2019, net cash from operating activities was RMB4,581.7 million (US$658.1 million).

Business Outlook

For the first quarter of 2020, the Company expects net revenues to be between RMB6.75 billion and RMB6.85 billion10, representing a year-over-year growth of 41.2% to 43.3%. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China and elsewhere.

Social Responsibility Initiatives

In late January of 2020, the Company announced a donation of RMB22 million to help contain the spread of the COVID-19 outbreak. The donation was used for the procurement of medical supplies and equipment via domestic and international channels. These items included facemasks, medical safety glasses, hazmat suits, and medical sanitizers. After receiving the medical supplies and equipment, the Company coordinated directly with hospitals both in Hubei and Guangdong provinces that were involved in the treatment of COVID-19 patients to ensure the efficient delivery of the medical supplies and equipment.

Conference Call Information

The Company will hold a conference call on Monday, March 16, 2020, at 9:00 P.M. Eastern Time (or Tuesday, March 17, 2020, at 9:00 A.M. Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong, China:	+852-3018-6771
Conference ID:	#8385384

10 The outlook of net revenues for the first quarter of 2020 includes the impact from Bigo’s consolidation. However, when calculating the year-over-year growth rate, Bigo’s net revenues in January and February of 2019 was not included as the part of denominator.

The replay will be accessible through March 24, 2020, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#8385384

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, JOYY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; imo, a global video communication app and other social applications. YY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to controlling interest of JOYY Inc., non-GAAP net margin attributable to controlling interest of JOYY Inc., non-GAAP net income attributable to common shareholders of JOYY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on deemed disposal and disposal of investments, gain (loss) on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to controlling interest of JOYY Inc. is net income attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on deemed disposal and disposal of investments, gain (loss) on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net margin is non-GAAP net income attributable to controlling interest of JOYY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders of JOYY Inc. is net income attributable to common shareholders of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on deemed disposal and disposal of investments, gain (loss) on fair value change of investments and equity investees’ investments, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income attributable to controlling interests of JOYY Inc. is equal to the non-GAAP net income attributable to common shareholders of JOYY Inc. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, gain on deemed disposal and disposal of investments, gain (loss) on fair value change of investments and equity investees’ investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Matthew Zhao

Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	6,004,231	3,893,538	559,272
Restricted cash and cash equivalents	-	4,892	703
Short-term deposits	7,326,996	16,770,885	2,408,987
Restricted short-term deposits	-	653,034	93,802
Short-term investments	979,053	5,622,189	807,577
Accounts receivable, net	198,428	762,018	109,457
Amounts due from related parties	193,559	17,262	2,480
Financing receivables, net	768,343	105,344	15,132
Prepayments and other current assets	1,019,019	970,807	139,447

Total current assets	16,489,629	28,799,969	4,136,857

Non-current assets
Long-term deposits	1,000,000	-	-
Deferred tax assets	70,834	127,635	18,334
Investments	4,591,524	2,362,907	339,410
Property and equipment, net	1,296,319	2,256,360	324,106
Land use rights, net	1,784,639	1,736,544	249,439
Intangible assets, net	74,685	3,179,863	456,759
Right-of-use assets, net(1)	-	275,607	39,588
Goodwill	11,763	12,947,192	1,859,748
Financing receivables, net	224,793	129,380	18,584
Other non-current assets	223,859	394,026	56,598

Total non-current assets	9,278,416	23,409,514	3,362,566

Total assets	25,768,045	52,209,483	7,499,423

Liabilities, mezzanine equity and shareholders’ equity

Current liabilities
Convertible bonds	6,863	-	-
Accounts payable	114,589	124,551	17,891
Deferred revenue	951,616	1,343,308	192,954
Advances from customers	101,690	150,091	21,559
Income taxes payable	235,561	451,623	64,872
Accrued liabilities and other current liabilities	2,414,371	4,673,000	671,234
Amounts due to related parties	28,336	222,281	31,929
Lease liabilities due within one year(1)	-	115,564	16,600
Short-term loans	-	557,203	80,037

Total current liabilities	3,853,026	7,637,621	1,097,076

Non-current liabilities
Convertible bonds	-	5,008,571	719,436
Lease liabilities(1)	-	162,779	23,382
Deferred revenue	91,710	240,541	34,552
Deferred tax liabilities	27,505	264,639	38,013
Other non-current liabilities	-	11,495	1,651

Total non-current liabilities	119,215	5,688,025	817,034

Total liabilities	3,972,241	13,325,646	1,914,110

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Mezzanine equity	418,673	466,071	66,947

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 981,740,848 shares issued and outstanding as of December 31, 2018; 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of and December 31, 2019, respectively)	59	80	11
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	21	24	3
Treasury Shares (US$0.00001 par value; nil and 8,682,900 shares held as of December 31, 2018 and December 31, 2019, respectively)	-	(168,072)	(24,142)
Additional paid-in capital	11,168,866	21,921,562	3,148,835
Statutory reserves	101,725	149,961	21,541
Retained earnings	6,913,469	10,272,122	1,475,498
Accumulated other comprehensive income	336,152	890,209	127,871

Total JOYY Inc.’s shareholders’ equity	18,520,292	33,065,886	4,749,617

Non-controlling interests	2,856,839	5,351,880	768,749

Total shareholders’ equity	21,377,131	38,417,766	5,518,366

Total liabilities, mezzanine equity and shareholders' equity	25,768,045	52,209,483	7,499,423

(1)	The Company has adopted ASC842 ”Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming(1)	4,391,418	6,473,946	7,146,572	1,026,541	14,877,667	24,028,299	3,451,449
Others	249,506	408,268	471,587	67,739	885,890	1,547,905	222,343

Total net revenues	4,640,924	6,882,214	7,618,159	1,094,280	15,763,557	25,576,204	3,673,792

Cost of revenues(2)	(3,013,063)	(4,713,175)	(5,101,009)	(732,714)	(10,017,134)	(17,148,350)	(2,463,206)

Gross profit	1,627,861	2,169,039	2,517,150	361,566	5,746,423	8,427,854	1,210,586

Operating expenses(2)
Research and development expenses	(332,513)	(673,058)	(802,267)	(115,238)	(1,192,052)	(2,535,482)	(364,199)
Sales and marketing expenses	(323,689)	(1,079,577)	(1,026,417)	(147,436)	(1,149,316)	(3,739,724)	(537,178)
General and administrative expenses	(274,979)	(408,834)	(468,264)	(67,262)	(883,225)	(1,489,495)	(213,953)

Total operating expenses	(931,181)	(2,161,469)	(2,296,948)	(329,936)	(3,224,593)	(7,764,701)	(1,115,330)

Gain on disposal of subsidiaries and business	-	-	82,699	11,879	-	82,699	11,879
Other income	21,924	152,718	59,290	8,516	117,860	322,103	46,267

Operating income	718,604	160,288	362,191	52,025	2,639,690	1,067,955	153,402

Interest expenses	(139)	(123,456)	(124,574)	(17,894)	(8,616)	(266,517)	(38,283)
Interest income and investment income	123,401	203,137	225,531	32,396	485,552	733,576	105,372
Foreign currency exchange (losses) gains, net	(1,338)	16,393	(21,731)	(3,121)	(514)	9,796	1,407
Gain on deemed disposal and disposal of investments	2,179	-	-	-	16,178	-	-
Gain (loss) on fair value change of investments	26,138	(11,492)	26,670	3,831	1,689,404	2,679,312	384,859
Fair value change on derivative	-	(1,753)	(14,258)	(2,048)	(2,285,223)	(16,011)	(2,300)
Other non-operating expenses	-	-	-	-	(2,000)	-	-

Income before income tax expenses	868,845	243,117	453,829	65,189	2,534,471	4,208,111	604,457

Income tax expenses	(107,114)	(86,571)	(192,184)	(27,606)	(477,707)	(546,622)	(78,517)

Income before share of income in equity method investments, net of income taxes	761,731	156,546	261,645	37,583	2,056,764	3,661,489	525,940

Share of (loss) income in equity method investments, net of income taxes	(19,281)	21,261	3,176	456	58,933	38,540	5,536

Net income	742,450	177,807	264,821	38,039	2,115,697	3,700,029	531,476

Less: Net income (loss) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	47,744	67,879	92,024	13,218	(93,310)	254,794	36,599

Net income attributable to controlling interest of JOYY Inc.	694,706	109,928	172,797	24,821	2,209,007	3,445,235	494,877

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	6,083	9,715	9,790	1,406	73,159	38,346	5,508
Cumulative dividend on subsidiary’s Series A Preferred Shares	4,606	6,982	7,036	1,011	4,606	27,559	3,959
Deemed dividend to subsidiary’s Series A preferred shareholders	-	-	-	-	489,284	-	-

Net income attributable to common shareholders of JOYY Inc.	684,017	93,231	155,971	22,404	1,641,958	3,379,330	485,410

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS
—Basic	10.64	1.16	1.95	0.28	25.64	43.76	6.29
—Diluted	10.54	1.11	1.87	0.27	25.38	43.01	6.18
Weighted average number of ADS used in calculating net income per ADS
—Basic	64,307,569	80,033,607	79,917,791	79,917,791	64,042,390	77,219,846	77,219,846
—Diluted	64,609,000	80,973,447	81,102,544	81,102,544	64,704,470	78,254,045	78,254,045

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
PRC	4,389,839	5,266,815	5,701,605	818,984	14,875,780	20,174,417	2,897,873
Non-PRC	1,579	1,207,131	1,444,967	207,557	1,887	3,853,882	553,576

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	14,650	20,608	30,733	4,415	74,339	81,254	11,671
Research and development expenses	50,042	129,174	145,887	20,955	225,173	505,697	72,639
Sales and marketing expenses	1,158	2,643	4,647	667	5,723	12,718	1,827
General and administrative expenses	88,909	95,210	73,195	10,514	342,790	348,479	50,056

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	718,604	160,288	362,191	52,025	2,639,690	1,067,955	153,402
Share-based compensation expenses	154,759	247,635	254,462	36,551	648,025	948,148	136,193
Impairment of goodwill and investments	15,099	10,000	52,334	7,517	35,348	62,334	8,954
Gain on disposal of subsidiaries and business	-	-	(82,699)	(11,879)	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	193,487	194,982	28,007	-	639,209	91,817

Non-GAAP operating income	888,462	611,410	781,270	112,221	3,323,063	2,634,947	378,487

Net income	742,450	177,807	264,821	38,039	2,115,697	3,700,029	531,476
Share-based compensation expenses	154,759	247,635	254,462	36,551	648,025	948,148	136,193
Impairment of goodwill and investments	15,099	10,000	52,334	7,517	35,348	62,334	8,954
Gain on disposal of subsidiaries and business	-	-	(82,699)	(11,879)	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	193,487	194,982	28,007	-	639,209	91,817
Gain on deemed disposal and disposal of investments	(2,179)	-	-	-	(16,178)	-	-
Gain (loss) on fair value change of investments and equity investees’ investments	(1,089)	2,031	(24,610)	(3,535)	(1,711,509)	(2,691,249)	(386,574)
Fair value change on derivative	-	1,753	14,258	2,048	2,285,223	16,011	2,300
Interest expenses related to the convertible bonds’ amortization to face value	-	100,885	102,510	14,725	-	207,682	29,832
Income tax effects on non-GAAP adjustments	21,479	(40,166)	(30,889)	(4,437)	97,560	(119,942)	(17,229)

Non-GAAP net income	930,519	693,432	745,169	107,036	3,454,166	2,679,523	384,890

Net income attributable to common shareholders of JOYY Inc.	684,017	93,231	155,971	22,404	1,641,958	3,379,330	485,410
Share-based compensation expenses	154,759	247,635	254,462	36,551	648,025	948,148	136,193
Impairment of goodwill and investments	15,099	10,000	52,334	7,517	35,348	62,334	8,954
Gain on disposal of subsidiaries and business	-	-	(82,699)	(11,879)	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	193,487	194,982	28,007	-	639,209	91,817
Gain on deemed disposal and disposal of investments	(2,179)	-	-	-	(16,178)	-	-
Gain (loss) on fair value change of investments and equity investees’ investments	(1,089)	2,031	(24,610)	(3,535)	(1,711,509)	(2,691,249)	(386,574)
Fair value change on derivative	-	1,753	14,258	2,048	2,285,223	16,011	2,300
Interest expenses related to the convertible bonds’ amortization to face value	-	100,885	102,510	14,725	-	207,682	29,832
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	10,689	16,697	16,826	2,417	567,049	65,905	9,467
Income tax effects on non-GAAP adjustments	21,479	(40,166)	(30,889)	(4,437)	97,560	(119,942)	(17,229)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(35,843)	(51,481)	(52,381)	(7,524)	(273,356)	(172,149)	(24,728)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	846,932	574,072	600,764	86,294	3,274,120	2,252,580	323,563

Non-GAAP net income per ADS
—Basic	13.17	7.17	7.52	1.08	51.12	29.17	4.19
—Diluted	13.03	6.42	6.70	0.96	50.07	27.11	3.89
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	64,307,569	80,033,607	79,917,791	79,917,791	64,042,390	77,219,846	77,219,846
—Diluted	64,609,000	91,400,547	91,529,644	91,529,644	64,704,470	83,684,078	83,684,078

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2019
	YY(1)	Huya	Bigo	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues
Live streaming	3,161,700	2,346,141	1,638,731	-	7,146,572	1,026,541
Others	184,708	121,329	165,550	-	471,587	67,739

Total net revenues	3,346,408	2,467,470	1,804,281	-	7,618,159	1,094,280

Cost of revenues(3)	(1,842,255)	(2,000,909)	(1,257,845)	-	(5,101,009)	(732,714)

Gross profit	1,504,153	466,561	546,436	-	2,517,150	361,566
Operating expenses(3)
Research and development expenses	(321,240)	(178,290)	(302,737)	-	(802,267)	(115,238)
Sales and marketing expenses	(299,985)	(118,324)	(608,108)	-	(1,026,417)	(147,436)
General and administrative expenses	(245,533)	(96,367)	(126,364)	-	(468,264)	(67,262)

Total operating expenses	(866,758)	(392,981)	(1,037,209)	-	(2,296,948)	(329,936)

Gain on disposal of subsidiaries and business	82,699	-	-	-	82,699	11,879
Other income	29,929	28,046	1,315	-	59,290	8,516

Operating income (loss)	750,023	101,626	(489,458)	-	362,191	52,025

Interest expenses	(123,570)	-	(15,282)	14,278	(124,574)	(17,894)
Interest income and investment income	150,749	88,346	714	(14,278)	225,531	32,396
Foreign currency exchange (losses) gains, net	(2,221)	99	(19,609)	-	(21,731)	(3,121)
Fair value change on derivative	(14,258)	-	-	-	(14,258)	(2,048)
Gain on fair value change of investments	26,670	-	-	-	26,670	3,831

Income (loss) before income tax expenses	787,393	190,071	(523,635)	-	453,829	65,189

Income tax (expenses) benefits	(170,114)	(27,599)	5,529	-	(192,184)	(27,606)

Income (loss) before share of income in equity method investments, net of income taxes	617,279	162,472	(518,106)	-	261,645	37,583

Share of income (loss) in equity method investments, net of income taxes	5,978	(2,802)	-	-	3,176	456

Net income (loss)	623,257	159,670	(518,106)	-	264,821	38,039

(1)	In 2019 the segment of “YY Live” was renamed as “YY”.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	7,189	14,806	8,738	30,733	4,415
Research and development expenses	38,211	36,369	71,307	145,887	20,955
Sales and marketing expenses	917	2,640	1,090	4,647	667
General and administrative expenses	35,433	28,370	9,392	73,195	10,514

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	750,023	101,626	(489,458)	362,191	52,025
Share-based compensation expenses	81,750	82,185	90,527	254,462	36,551
Impairment of goodwill and investments	52,334	-	-	52,334	7,517
Gain on disposal of subsidiaries and business	(82,699)	-	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	-	194,982	194,982	28,007

Non-GAAP operating income (loss)	801,408	183,811	(203,949)	781,270	112,221
Net income (loss)	623,257	159,670	(518,106)	264,821	38,039
Share-based compensation expenses	81,750	82,185	90,527	254,462	36,551
Impairment of goodwill and investments	52,334	-	-	52,334	7,517
Gain on disposal of subsidiaries and business	(82,699)	-	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	-	194,982	194,982	28,007
Gain on fair value change of investments and equity investees’ investments	(24,610)	-	-	(24,610)	(3,535)
Fair value change on derivative	14,258	-	-	14,258	2,048
Interest expenses related to the convertible bonds’ amortization to face value	102,510	-	-	102,510	14,725
Income tax effects on non-GAAP adjustments	9,235	-	(40,124)	(30,889)	(4,437)

Non-GAAP net income (loss)	776,035	241,855	(272,721)	745,169	107,036

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2019
	YY	Huya	Bigo(1)	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,899,044	2,156,106	1,418,796	-	6,473,946	905,738
Others	181,006	108,986	118,419	(143)	408,268	57,119

Total net revenues	3,080,050	2,265,092	1,537,215	(143)	6,882,214	962,857

Cost of revenues(3)	(1,729,389)	(1,858,772)	(1,125,157)	143	(4,713,175)	(659,397)

Gross profit	1,350,661	406,320	412,058	-	2,169,039	303,460
Operating expenses(3)
Research and development expenses	(249,620)	(134,969)	(288,469)	-	(673,058)	(94,164)
Sales and marketing expenses	(340,619)	(122,316)	(616,642)	-	(1,079,577)	(151,038)
General and administrative expenses	(225,281)	(96,318)	(87,235)	-	(408,834)	(57,198)

Total operating expenses	(815,520)	(353,603)	(992,346)	-	(2,161,469)	(302,400)

Other income	136,535	11,148	5,035	-	152,718	21,366

Operating income (loss)	671,676	63,865	(575,253)	-	160,288	22,426

Interest expenses	(123,456)	-	(11,078)	11,078	(123,456)	(17,272)
Interest income and investment income	127,068	86,539	608	(11,078)	203,137	28,420
Foreign currency exchange gains, net	2,798	645	12,950	-	16,393	2,293
Fair value change on derivative	(1,753)	-	-	-	(1,753)	(245)
Loss on fair value change of investments	(11,492)	-	-	-	(11,492)	(1,608)

Income (loss) before income tax expenses	664,841	151,049	(572,773)	-	243,117	34,014

Income tax (expenses) benefits	(146,835)	(27,879)	88,143	-	(86,571)	(12,112)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	518,006	123,170	(484,630)	-	156,546	21,902

Share of income in equity method investments, net of income taxes	21,189	72	-	-	21,261	2,975

Net income (loss)	539,195	123,242	(484,630)	-	177,807	24,877

(1)	On March 4, 2019, YY completed the acquisition of Bigo. Therefore, Bigo’s financial results from March 4, 2019 to March 31, 2019 were included in YY’s consolidated financial statements.

(2)	The elimination mainly consists of revenues and expenses generated from services among YY and Huya segments, and interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,043	8,497	7,068	20,608	2,883
Research and development expenses	26,848	24,172	78,154	129,174	18,072
Sales and marketing expenses	419	1,468	756	2,643	370
General and administrative expenses	41,265	48,987	4,958	95,210	13,320

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2019
	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	671,676	63,865	(575,253)	160,288	22,426
Share-based compensation expenses	73,575	83,124	90,936	247,635	34,645
Impairment of goodwill and investments	10,000	-	-	10,000	1,399
Amortization of intangible assets from business acquisitions	-	-	193,487	193,487	27,070

Non-GAAP operating income (loss)	755,251	146,989	(290,830)	611,410	85,540

Net income (loss)	539,195	123,242	(484,630)	177,807	24,877
Share-based compensation expenses	73,575	83,124	90,936	247,635	34,645
Impairment of goodwill and investments	10,000	-	-	10,000	1,399
Amortization of intangible assets from business acquisitions	-	-	193,487	193,487	27,070
Loss on fair value change of investments and equity investees’ investments	2,031	-	-	2,031	284
Fair value change on derivative	1,753	-	-	1,753	245
Interest expenses related to the convertible bonds’ amortization to face value	100,885	-	-	100,885	14,114
Income tax effects on non-GAAP adjustments	(188)	-	(39,978)	(40,166)	(5,619)

Non-GAAP net income (loss)	727,251	206,366	(240,185)	693,432	97,015

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2018
	YY	Huya	Total	Total
	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,949,636	1,441,782	4,391,418	638,705
Others	186,359	63,147	249,506	36,289

Total net revenues	3,135,995	1,504,929	4,640,924	674,994

Cost of revenues(1)	(1,746,771)	(1,266,292)	(3,013,063)	(438,232)

Gross profit	1,389,224	238,637	1,627,861	236,762

Operating expenses(1)
Research and development expenses	(253,408)	(79,105)	(332,513)	(48,362)
Sales and marketing expenses	(263,806)	(59,883)	(323,689)	(47,079)
General and administrative expenses	(182,726)	(92,253)	(274,979)	(39,994)

Total operating expenses	(699,940)	(231,241)	(931,181)	(135,435)

Other income	10,800	11,124	21,924	3,189

Operating income	700,084	18,520	718,604	104,516

Interest expenses	(139)	-	(139)	(20)
Interest income and investment income	70,698	52,703	123,401	17,948
Gain on deemed disposal and disposal of investments	2,179	-	2,179	317
Foreign currency exchange losses, net	(1,291)	(47)	(1,338)	(195)
Gain on fair value change of investments	26,138	-	26,138	3,802

Income before income tax expenses	797,669	71,176	868,845	126,368

Income tax (expenses) benefits	(138,961)	31,847	(107,114)	(15,579)

Income before share of loss in equity method investments, net of income taxes	658,708	103,023	761,731	110,789

Share of loss in equity method investments, net of income taxes	(15,837)	(3,444)	(19,281)	(2,804)

Net income	642,871	99,579	742,450	107,985

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2018
	YY	Huya	Total	Total
	RMB	RMB	RMB	US$
Cost of revenues	10,988	3,662	14,650	2,131
Research and development expenses	38,643	11,399	50,042	7,278
Sales and marketing expenses	551	607	1,158	168
General and administrative expenses	40,582	48,327	88,909	12,931

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2018
	YY	Huya	Total	Total
	RMB	RMB	RMB	US$
Operating income	700,084	18,520	718,604	104,516
Share-based compensation expenses	90,764	63,995	154,759	22,508
Impairment of goodwill and investments	15,099	-	15,099	2,196

Non-GAAP operating income	805,947	82,515	888,462	129,220

Net income	642,871	99,579	742,450	107,985
Share-based compensation expenses	90,764	63,995	154,759	22,508
Impairment of goodwill and investments	15,099	-	15,099	2,196
Gain (loss) on fair value change of investments and equity investees' investments	(4,422)	3,333	(1,089)	(158)
Gain on deemed disposal and disposal of investments	(2,179)	-	(2,179)	(317)
Income tax effects on non-GAAP adjustments	21,479	-	21,479	3,124

Non-GAAP net income	763,612	166,907	930,519	135,338